

September 20, 2013

Via E-mail
Howard G. Berger, M.D.
Chief Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

> **Re:** **RadNet, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 001-33307**

Dear Mr. Berger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. Please be advised that your correct file number for Exchange Act reporting purposes is 001-33307.

Item 1. Business, page 3

2.   Based on review of historical trends of the last three years, it appears your business
        experiences the lowest revenues during the first quarter of each year as indicated by net
        losses recognized during the first quarters of 2013, 2012 and 2011. In addition, based on
        the earnings release, you state your first quarter is generally the most challenging quarter
        with respect to procedural volumes because of typical seasonality in your business.
        Please provide a draft to be included in future filings to address the seasonality of your
        business, as required by Item 303(a)(3) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

3.   Please disclose in the Overview section the total diagnostic imaging services performed
        for each year the consolidated statements of operations are presented.

4.   Please tell us whether you have off-balance sheet arrangements pursuant to Item
        303(a)(4) of Regulation S-K. If so, present off-balance sheet arrangements in a
        separately-captioned section in future filings.

5.   We note other operating expenses increased significantly (over 15%) during the year
        ended December 31, 2012 and the quarter ended March 31, 2013. Please provide a draft
        disclosure to be included in future filing that describes the cause(s) of this change. Please
        refer to Regulation S-K 303(a)(3). Alternatively, explain why you believe such disclosure
        is not necessary.

Item 8. Financial Statements and Supplementary Data, page 50

Consolidated Statements of Operations, page 52

6.   It appears that the caption "Cost of operations" excludes depreciation and amortization
        for property and equipment directly attributed to the generation of revenue. If so, revise
        your presentation to comply with SAB 11:B, as applicable, by disclosing parenthetically
        that depreciation and amortization are excluded from the caption "Cost of operations."

Note 1 – Nature of Business, page 57

7.   Please tell us how your VIE disclosures comply with the requirement to present assets
        and liabilities of the VIE on the face of your consolidated balance sheets pursuant to ASC
        810-10-45-25.

Note 2 – Summary of Significant Accounting Policies, page 58

Reclassification, page 58

8.   Please tell us why the reclassification was appropriate pursuant to ASC 954-605-45-5(b).
        We note that it is your policy "to attempt to collect amounts due from patients…at the
        time of service."

Revenues, page 59

9.   Please separately present managed care capitation revenues pursuant to ASC-954-605-
        45-3. We note that you received 13% of your payments from capitation arrangements in
        2012. Please comply with this comment in future filings and confirm your compliance
        with us.

Deferred Financing Costs, page 60

10.   Please tell us why you are not amortizing the deferred financing costs under the effective
        interest method.

Note 4 – Facility Acquisitions, page 66

11.   Please tell us how you considered ASC 805-20-25-12 and 13 in concluding that favorable
        lease and customer-related intangible assets were not required to be recognized for
        Pueblo Radiology acquisition.

Note 5 – Goodwill and Other Intangible Assets, page 70

12.   Based on Note 4, it appears that since January 1, 2010 you recognized customer-related
        intangible assets for only the Imaging On Call, LLC acquisition. Please tell us how you
        considered ASC 805-20-25-10 and 805-20-55-23 through 28 in concluding that
        customer-related intangible assets were not required to be recognized apart from goodwill
        for acquisitions other than Imaging On Call, LLC.

Note 8 – Notes Payable, Line of Credit and Capital Leases, page 71

13.   We note you refinanced your credit facility in October 2012 and April 2013. Please tell
        us how you considered ASC 470-50, Modifications and Extinguishment, for these
        transactions and provide us with your analysis to determine if the transactions were a
        modification or extinguishment.

Note 11 – Income Taxes, page 78

14.   In determining that deferred tax assets are more likely than not to be realized, we note the
        objective evidence you evaluated was the "three years of cumulative operating income."
        Please tell us how you considered the three years of cumulative net loss (excluding the
        2012 tax benefit of $60.4 million) in evaluating your objective evidence.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Report of the Independent Registered Public Accounting Firm, page 3

15.   We note that your independent auditor's report refers to "the auditing standards" of the
        PCAOB rather than to "the standards" of the PCAOB as is required by the PCAOB's
        Auditing Standard No. 1.   Please explain why the report includes the qualifier
        "auditing"; and if the reason is that there is a typographical error, please amend the filing
        to include a corrected independent auditor's report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining